SIMPSON THACHER & BARTLETT LLP

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(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2000	E-MAIL ADDRESS

VIA EDGAR	April 19, 2011

Re:	Affinia Group Inc.
and Guarantors
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

On behalf of Affinia Group Inc., a Delaware corporation (the “Issuer”), and the guarantors (collectively, the “Guarantors,” and together with the Issuer, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuer’s offer to exchange $100,000,000 aggregate principal amount of its 9% Senior Subordinated Notes due 2014 that have been registered under the Securities Act (the “Exchange Notes”) for any and all of its outstanding 9% Senior Subordinated Notes due 2014 that were offered and sold in December 2010 in reliance upon Rule 144A and Regulation S under the Securities Act (the “Eligible Notes”). The Eligible Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

All changes made to the Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-167759) of Affinia Group Holdings Inc., the parent of the Issuer, in response to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 31, 2011, are reflected in the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Registrants have further authorized us to include the following representation to the Staff of the Commission:

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SIMPSON THACHER & BARTLETT LLP

	-2-	April 19, 2011

1.     The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.   No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $11,610 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

SIMPSON THACHER & BARTLETT LLP

	-3-	April 19, 2011

If you have any questions on the above-referenced S-4 Registration Statement, please contact Vincent Pagano at (212) 455-3125.

Very truly yours,

/s/    Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP